Securities and Exchange Commission
                    Washington, D.  C.  20549

                         _______________


                            Form 10-SB

                          ______________


           GENERAL FORM FOR REGISTRATION OF SECURITIES
                    OF SMALL BUSINESS ISSUERS
Under Section 12(b) or 12(g) of the Securities Exchange Act of 1934


                   HALIFAX INTERNATIONAL, INC.
               (Name of registrant in its charter)


           NEVADA                                    58-2212465
(State of incorporation)            (I. R. S.  Employer Identification No.)


                   7 PIEDMONT CENTER, SUITE 500
                         ATLANTA, GEORGIA
                          (404) 816-6100
(Address and telephone number of principal executive offices and principal place of business)

                         ________________

   Securities registered pursuant to Section 12(b) of the Act:

                               None
                         ________________

   Securities registered pursuant to Section 12(g) of the Act:


                  Common Stock, par value $.001
                       Title of each class

                        Table of Contents


                              PART I

Item 1:   Description of Business.........................................3
Item 2:   Management's Discussion and Analysis or Plan of Operation.......7
Item 3:   Description of Property.........................................8
Item 4:   Security Ownership of Certain Beneficial Owners and Management..8
Item 5:   Directors, Executive Officers, Promoters and Control Persons....9
Item 6:   Executive Compensation..........................................10
Item 7:   Certain Relationships and Related Transactions .................10
Item 8:   Description of Securities.......................................11

                             PART II

Item 1:   Market for Common Equity and Related Shareholder Matters........11
Item 2:   Legal Proceedings...............................................12
Item 3:   Changes In and Disagreements With Accountants ..................12
Item 4:   Recent Sales of Unregistered Securities.........................12
Item 5:   Indemnification of Directors and Officers.......................13

                             PART F/S

Financial Statements......................................................14

                             PART III

Item 1:   Index to and Description of Exhibits............................15

                    FORWARD LOOKING STATEMENTS

    In this registration statement references to "Halifax," "we," "us," and "our" refer to Halifax International, Inc.

    This Form 10-SB contains certain forward-looking statements. For this purpose any statements contained in this Form 10-SB that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "estimate" or "continue" or comparable terminology are intended to identify forward-looking statements. These statements by their nature involve substantial risks and uncertainties, and actual results may differ materially depending on a variety of factors, many of which are not within Halifax's control. These factors include but are not limited to economic conditions generally and in the industries in which Halifax may participate; competition within Halifax's chosen industry, including competition from much larger competitors; technological advances and failure by Halifax to successfully develop business relationships.

PART I

ITEM 1:  DESCRIPTION OF BUSINESS

Business Development

    Halifax International, Inc. was originally incorporated in the state of Idaho on April 29, 1981, as Silver Strike Mining Company, Inc. ("Silver Strike Idaho"). Silver Strike Idaho was organized to explore and mine natural resources. In 1988 Silver Strike Idaho lost its mining claims and became inactive. On February 27, 1996, Silver Strike Mining Company, Inc. was incorporated in the state of Nevada ("Silver Strike Nevada"). In July of 1996 Silver Strike Idaho completed a change of domicile merger with Silver Strike Nevada. On February 12, 1999, Silver Strike Nevada changed its name to Halifax International, Inc.

    On February 26, 1999, Halifax acquired Christopher Partners, Inc., a Georgia corporation ("Christopher Partners") as a wholly owned subsidiary. Pursuant to the acquisition agreement Halifax issued 5,414,000 shares to the shareholders of Christopher Partners in exchange for 100% of that company's issued shares. Christopher Partners had a wholly-owned subsidiary, Palau Engineering & Construction Co., Ltd, a Bermuda corporation ("Palau Engineering").

    We have not recorded any revenues for the past two fiscal years and there is substantial doubt whether we can continue as a going concern unless we develop assets and profitable operations.

Our Plan

    We are a holding company operating through our wholly-owned subsidiary,
Palau Engineering.   Since 1997 Palau Engineering has pursued a financial
advisor and real estate development contract with the government of Palau. Palau is a tropical archipelago of several hundred Micronesia islands and atolls 550 miles south of the Philippines, southeast of Guam and north of New Guinea. However, after three years of negotiations Palau Engineering has not been able to close the financial and real estate contracts and Halifax is now seeking other business opportunities.

    Our business plan is to seek, investigate, and, if warranted, acquire an interest in a business opportunity. Our acquisition of a business opportunity may be made by merger, exchange of stock, or otherwise. We have very limited sources of capital, and we probably will only be able to take advantage of one business opportunity. At the present time we are investigating business opportunities in or related to Palau. However, we have not reached any agreement or definitive understanding with any person concerning a business opportunity.

    Our search for a business opportunity will not be limited to any particular geographical area, but because of the contacts we have made in Palau we expect to focus our efforts during the next fiscal quarter in Palau. Our management has unrestricted discretion in seeking and participating in a business opportunity, subject to the availability of such opportunities, economic conditions and other factors. Our management believes that companies who desire a public market to enhance liquidity for current shareholders or plan to acquire additional assets through issuance of securities rather than for cash will be potential merger or acquisition candidates.

    The selection of a business opportunity in which to participate is complex and extremely risky and will be made by management in the exercise of its business judgement. There is no assurance that we will be able to identify and acquire any business opportunity which will ultimately prove to be beneficial to us and our shareholders.

    Our activities are subject to several significant risks which arise primarily as a result of the fact that we have no specific business and may acquire or participate in a business opportunity based on the decision of management which will, in all probability, act without consent, vote, or approval of our shareholders.

Investigation and Selection of Business Opportunities

    A decision to participate in a specific business opportunity may be made upon our management's analysis of the quality of the other company's management and personnel, the anticipated acceptability of new products or marketing concept, the merit of technological changes, and numerous other factors which are difficult, if not impossible, to analyze through the application of any objective criteria. In many instances, we anticipate that the historical operations of a specific business opportunity may not necessarily be indicative of the potential for the future because of the possible need to substantially shift marketing approaches, expand significantly, change product emphasis, change or substantially augment management, or make other changes. We will be dependent upon the owners of a business opportunity to identify any such problems which may exist and to implement, or be primarily responsible for the implementation of, required changes.

    Our management will analyze the business opportunities, and even though they have business consulting experience, none are professional business analysts (See "Directors and Executive Officers," below). Our management might hire an outside consultant to assist in the investigation and selection of business opportunities. Since our management has no current plans to use any outside consultants or advisors to assist in the investigation and selection of business opportunities, no policies have been adopted regarding use of such consultants or advisors. We have not established the criteria to be used in selecting such consultants or advisors, the service to be provided, the term of service, or the total amount of fees that may be paid. However, because of our limited resources, it is likely that any such fee we agree to pay would be paid in stock and not in cash.

    In our analysis of a business opportunity we anticipate that we will consider, among other things, the following factors:

    (1) Potential for growth and profitability, indicated by new technology, anticipated market expansion, or new products;

    (2) Our perception of how any particular business opportunity will be received by the investment community and by our stockholders;

    (3) Whether, following the business combination, the financial condition of the business opportunity would be, or would have a significant prospect in the foreseeable future of becoming sufficient to enable our securities to qualify for listing on a exchange or on a national automated securities quotation system, such as NASDAQ.

    (4) Capital requirements and anticipated availability of required funds, to be provided by us or from operations, through the sale of additional securities, through joint ventures or similar arrangements, or from other sources;

    (5)   The extent to which the business opportunity can be advanced;

    (6) Competitive position as compared to other companies of similar size and experience within the industry segment as well as within the industry as a whole;

    (7) Strength and diversity of existing management, or management prospect that are scheduled for recruitment;

    (8) The cost of our participation as compared to the perceived tangible and intangible values and potential; and

    (9) The accessibility of required management expertise, personnel, raw materials, services, professional assistance, and other required items.

    No one of the factors described above will be controlling in the selection of a business opportunity. Management will attempt to analyze all factors appropriate to each opportunity and make a determination based upon reasonable investigative measures and available data. Potentially available business opportunities may occur in many different industries and at various stages of development. Thus, the task of comparative investigation and analysis of such business opportunities will be extremely difficult and complex. Potential investors must recognize that, because of our limited capital available for investigation of an opportunity and management's limited experience in business analysis, we may not discover or adequately evaluate adverse facts about the opportunity to be acquired.

Form of Acquisition

    We cannot predict the manner in which we may participate in a business opportunity. Specific business opportunities will be reviewed as well as the respective needs and desires of us and the promoters of the opportunity. The legal structure or method deemed by management to be suitable will be selected based upon our review and our relative negotiating strength. Such structure may include, but is not limited to, leases, purchase and sale agreements, licenses, joint ventures and other contractual arrangements. We may act directly or indirectly through an interest in a partnership, corporation or other form of organization. We may be required to merge, consolidate or reorganize with other corporations or forms of business organization. In addition, our present management and stockholders most likely will not have control of a majority of our voting shares following a merger or reorganization transaction. As part of such a transaction, our existing directors may resign and new directors may be appointed without any vote by our stockholders.

Competition

    We expect to encounter substantial competition in our effort to locate attractive business opportunities. Business development companies, venture capital partnerships and corporations, ventures capital affiliates of large industrial and financial companies, small investment companies, and wealthy individuals will be our primary competition. Many of these entities will have significantly greater experience, resources and managerial capabilities than we do and will be in a better position to obtain access to attractive business opportunities.

Employees

    We currently have no employees. Our management expects to confer with consultants, attorneys and accountants as necessary. We do not anticipate a need to engage any full-time employees so long as we are seeking and evaluating business opportunities. We will determine the need for employees based upon the specific business opportunity.

Reports to Security Holders

    Halifax has voluntarily elected to file this Form 10-SB registration statement in order to become a reporting company under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Following the effective date of this registration statement, we will be required to comply with the reporting requirements of the Exchange Act. We will file annual, quarterly and other reports with the Securities and Exchange Commission ("SEC"). We also will be subject to the proxy solicitation requirements of the Exchange Act and, accordingly, will furnish an annual report with audited financial statements to our stockholders.

Available Information

    Copies of this registration statement may be inspected, without charge, at the SEC's Public Reference Room at 450 Fifth Street N.W., Washington, D.C.
20549.   The public may obtain information on the operation of the Public
Reference Room by calling the SEC at 1-800-SEC-0300. Copies of this material also should be available through the Internet by using the SEC's EDGAR Archive, which is located at http://www.sec.gov.


               ITEM 2: MANAGEMENTS' DISCUSSION AND
                  ANALYSIS OR PLAN OF OPERATION

    We have had no revenues and have experienced losses from inception. Since inception, we have primarily financed our operations through the sale of our common stock. As of October 31, 1999, we had no cash on hand and $60,000 in total assets.

    Our material commitments consist of approximately $26,570 for office space for the next twelve months. We had a bank overdraft of $283,328 as of October 31, 1999. We also owe $1,015,250 in promissory notes due on February 2, 2000. We intend to pay these commitments and pay the notes with cash raised from private placements of our common shares or we may also negotiate a 60 to 90 day rollover and/or issue common shares for the notes.

    We believe that our current cash needs for at least the next twelve months can be met by sales of our securities and loans from our directors, officers and shareholders. Management anticipates that we will continue our Rule 505 private offering (See "Recent Sales of Unregistered Securities", below). We have no plans to make a public offering of our common stock at this time. However, we cannot assure that our private placement will be successful. We also note that if we issue more shares of our common stock our shareholders may experience dilution in the value per share of their common stock.

    If we fail to raise the necessary funds through stock sales, we anticipate we will require debt financing. We have investigated the availability, source and terms for external financing but have not entered in to any agreements at this time for such financing. We can not assure that funds will be available from any source, or, if available, that we will be able to obtain the funds on terms agreeable to us. Any additional debt could result in a substantial portion of our cash flows from operations, if any, being dedicated to the payment of principal and interest on the indebtedness, and could render us more vulnerable to competitive and economic downturns.

    Our management intends to actively pursue business opportunities during the next twelve months.

                 ITEM 3:  DESCRIPTION OF PROPERTY

    We do not currently own or lease any property. We utilize office space in the office of our Secretary/Treasurer, Philip Lundquist, for a monthly fee of approximately $1,845.


        ITEM 4: SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                      OWNERS AND MANAGEMENT

    The following table sets forth the beneficial ownership of our outstanding common stock of; (i) each of our executive officers, (ii) each of our director's and (iii) all executive officers and directors as a group. There is not any other person or group known by us to own beneficially more than 5%
of our outstanding common stock.   Beneficial ownership is determined in
accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as indicated by footnote, the persons named in the table below have sole voting power and investment power with respect to all shares of common stock shown as beneficially owned by them. The percentage of beneficial ownership is based on 7,402,221 shares of common stock outstanding as of December 31, 1999.

MANAGEMENT

                                       Common Stock Beneficially Owned
                                       -------------------------------
Name and Address of                Number of Shares of        Percentage
Beneficial Owners                  Common Stock               of Class
-------------------                ------------               ---------

Victor A. Hinojosa                  1,162,500                 15.7%
515 East Las Olas Blvd., #1150
Ft. Lauderdale, Florida 33301

Philip E. Lundquist                 1,162,500**               15.7%
7 Piedmont Center, #500
Atlanta, Georgia 30305

Ronan A Harris                         32,323                   *
Sango Bldg 1/F, 3-5-9 Jingumae
Shibuya-Ku, Tokyo 150-0001
Japan

All executive officers and
directors as a group                2,357,323                 31.8%

*  Less than 1%
** Mr. Lundquist shares voting and investment power of 250,000 common shares held by Arista Capital.


ITEM 5:  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

    Our executive officers and directors and their respective ages, positions and term of office are set forth below. Biographical information for each of those persons is also presented below. Our bylaws require three directors who serve for terms of one year and our executive officers are chosen by our Board of Directors and serve at its discretion. There are no existing family relationships between or among any of our executive officers or directors.


                                                              Director or
 Name                Age    Position Held                     Officer Since
------------------   ----   --------------------------        ---------------
Victor A. Hinojosa    61    President and Director            January 26, 1999

Philip E. Lundquist   64    Secretary/Treasurer and
                            Chairman of the Board             January 26, 1999


Ronan A.  Harris      27    Director                          December 3, 1999

Victor A. Hinojosa - Mr. Hinojosa was the President of Christopher Partners since 1996. He was appointed as our President and Director in January of 1999. He has served since 1981 as President of Government Consultants Inc., a Bermuda-resident Panamanian corporation providing world-wide consulting services to business and government relating to agriculture, telecommunications, energy, housing, chemicals and international trade. He is a graduate of Rollins College located in Winter Park, Florida, with a bachelors degree in political science and an MBA in international trade finance.

Philip E. Lundquist - Mr. Lundquist was the Secretary/Treasurer and a Chairman of the Board of Christopher Partners since 1996. He was appointed to the same offices for Halifax in January of 1999. From 1988 to the present he has been the Chairman of the Board and President of Lundquist Advisory Company, which provides corporate finance advisory services. He has held management positions at Reynolds Securities, Montgomery Securities, Inc. and Alex Brown & Sons in Miami, San Francisco and Baltimore. He was Director of Corporate Finance of Deloitte & Touche, Atlanta, Georgia. Mr. Lundquist graduated from Williams College in Williamstown, Massachusetts with a bachelors degree in political science and economics in 1957. During 1962 to 1964, he attended the Institute of Investment Banking at the Wharton School of Business, University of Pennsylvania.

Ronan A. Harris  - Mr. Harris was appointed Director in December of 1999.
From 1996 to 1999 he was a financial consultant at JJ International, a
financial consulting business.   From December 1993 to February 1996 he was an
engineer at Mitsubishi Corporation.


                 ITEM 6:  EXECUTIVE COMPENSATION

    During the fiscal years ended 1998 and 1997, none of our officers received cash compensation, bonuses, stock appreciation rights, long term compensation, stock awards or long-term incentive rights long term compensation, stock awards or long-term incentive rights in excess of $100,000. The following table shows the compensation paid to our executive officers during fiscal year 1999.

                        COMPENSATION TABLE
                       Annual Compensation
_____________________________________________________________________________
                                                             Other Annual
Name and Principal Position   Fiscal Year  Salary   Bonus    Compensation
---------------------------   -----------  ------   -----    -------------
Victor Hinojosa
President                       1999         $0       $0      $169,876*

Philip Lundquist
Secretary/Treasurer             1999          0        0        90,584*
______________________________________________________________________________
    *Consulting Fees and expenses


Compensation of Directors

    We do not have any standard arrangement for compensation of our directors for any services provided as director, including services for committee participation or for special assignments.

Employment Contracts

     We have not entered into employment agreements with our officers or directors.


     ITEM 7:  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    We have not engaged in during the past two years, nor do we propose to engage in, certain transactions in excess of $60,000 involving our executive officers, directors, 5% stockholders or immediate family members of such persons.

                ITEM 8:  DESCRIPTION OF SECURITIES

Common Stock

    We are authorized to issue 20,000,000 shares of common stock, par value $.001, of which 7,402,221 were issued and outstanding as of December 31, 1999. All shares of common stock have equal rights and privileges with respect to voting, liquidation and dividend rights. Each share of common stock entitles the holder thereof (i) to one non-cumulative vote for each share held of record on all matters submitted to a vote of the stockholders, (ii) to participate equally and to receive any and all such dividends as may be declared by the Board of Directors out of funds legally available; and (iii) to participate pro rata in any distribution of assets available for distribution upon liquidation of the Company. Our stockholders have no preemptive rights to acquire additional shares of common stock or any other securities.

Preferred Stock

    We are authorized to issue 10,000,000 shares of preferred stock, valued at $.001. We have not issued preferred stock.


                             PART II


                ITEM 1:  MARKET FOR COMMON EQUITY
                 AND RELATED STOCKHOLDER MATTERS

    Our common stock is listed on the OTC NASDAQ Electronic Bulletin Board under the symbol "HFAX". We have had minimal trading activity in our stock as of this filing. The following table represents the range of the high and low bid prices of our stock as reported by the Nasdaq Trading and Market Services for each fiscal quarter for the last two fiscal years ending December 31, 1998 and the ten month interim period ended October 31, 1999. We have approximately 285 stockholders of record as of December 31, 1999. 2,327,926 common shares are free trading and the balance are restricted shares as that term is defined in Rule 144.

            Quarter ended            High        Low
            --------------           -----       -----
            June 30, 1999            5.00        3.00
            September 30, 1999       3.00        0.50

Dividends

    We have not declared dividends on our common stock and do not anticipate paying dividends on our common stock in the foreseeable future.

OTC Bulletin Board Eligibility Rule

    In January of 1999, the SEC granted approval of amendments to the NASD OTC Bulletin Board Eligibility Rules 6530 and 6540. These amendments now require a company listed on the OTC Bulletin Board to be a reporting company and current in its reports filed with the SEC. As a result of this rule change we have voluntarily filed this registration statement in order to become a fully reporting company and maintain the listing of our common stock on the OTC Bulletin Board. The NASD eligibility rule requires that the SEC come to a position of no further comment regarding any Form 10 registration statement before the NASD considers a company compliant. We cannot assure that the SEC will come to such a position in regards to this registration statement prior to our phase-in-date of April 5, 2000. According to the eligibility rule, if we are not in compliance at our phase-in-date our common stock will be removed from the OTC Bulletin Board. In that event, we intend to move our listing to the National Quotation Bureau's Pink Sheets. This delisting may adversely affect the market, if any, in our stock.


                    ITEM 2:  LEGAL PROCEEDINGS

    We are not a party to any proceedings or threatened proceedings as of the date of this filing.


     ITEM 3:  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

    Pursuant to the acquisition agreement, we continue to employ Christopher Partners, Inc.'s principal independent accountant, The Jeffries Group, Certified Public Accountants. For the past two fiscal years we have not had any disagreements regarding accounting practices, financial statement disclosure, or auditing scope or procedure with our former independent accountant, Crouch, Bierwolf and Chisholm, located in Salt Lake City, Utah; nor have their reports contained an adverse opinion or disclaimer of opinion.


         ITEM 4:  RECENT SALES OF UNREGISTERED SECURITIES

     The following discussion describes all securities sold by us within the past three years without registration:

    On September 26, 1997 Silver Strike issued 120,824 common shares to three unrelated persons for legal and consulting services valued at $30,000. The issuance of such shares was exempt from registration under the Securities Act of 1933 by reason of Sections 3(b) and 4(2) as a private transaction not involving a public distribution.

    Beginning on May 1, 1999 we began a private placement pursuant to Rule 505 of Regulation D. The total offering amount was $3,000,000 and no commissions
were paid for this offering.   As of December 31, 1999 we have sold an
aggregate of 965,610 common shares to 61 accredited investors and eight purchasers for cash and services valued at $902,125. The services rendered were for operating expenses such as accounting and legal fees, insurance and consulting fees.

    In connection with each transaction listed above, we believe that each purchaser (i) was aware that the securities had not been registered under federal securities laws, (ii) acquired the securities for his/her/its own account for investment purposes and not with a view to or for resale in connection with any distribution for purpose of the federal securities laws,
(iii) understood that the securities would need to be indefinitely held unless registered or an exemption from registration applied to a proposed disposition and (iv) was aware that the certificate representing the securities would bear a legend restricting their transfer. We believe that, in light of the foregoing, the sale of our securities to the respective acquirers did not constitute the sale of an unregistered security in violation of the federal securities laws and regulations by reason of the exemptions provided under Sections 3(b) and 4(2) of the Securities Act, and the rules and regulations promulgated thereunder.


        ITEM 5: INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Pursuant to Nevada Revised Statutes Section 78.7502 and 78.751 our Articles of Incorporation and bylaws provide for the indemnification of present and former directors and officers and each person who serves at our request as our officer or director. Indemnification for a director is mandatory and indemnification for an officer, agent or employee is permissive. We will indemnify such individuals against all costs, expenses and liabilities incurred in a threatened, pending or completed action, suit or proceeding brought because such individual is our director or officer. Such individual must have conducted himself in good faith and reasonably believed that his conduct was in, or not opposed to, our best interest. In a criminal action he must not have had a reasonable cause to believe his conduct was unlawful.
This right of indemnification shall not be exclusive of other rights the individual is entitled to as a matter of law or otherwise.

    We will not indemnify an individual adjudged liable due to his negligence or wilful misconduct toward us, adjudged liable to us, or if he improperly received personal benefit. Indemnification in a derivative action is limited to reasonable expenses incurred in connection with the proceeding. Also, we are authorized to purchase insurance on behalf of an individual for liabilities incurred whether or not we would have the power or obligation to indemnify him pursuant to our bylaws.

    Our bylaws provide that individuals may receive advances for expenses if the individual provides a written affirmation of his good faith belief that he has met the appropriate standards of conduct and he will repay the advance if he is judged not to have met the standard of conduct.

                             PART F/S

                  Index to Financial Statements

Halifax International, Inc. Financial Statement October 31, 1999 (unaudited)

Halifax International, Inc. Financial Statement February 28, 1999, December 31, 1998 and 1997

Christopher Partners, Inc. Financial Report December 31, 1998

                   HALIFAX INTERNATIONAL, INC.

                       FINANCIAL STATEMENT

                         OCTOBER 31, 1999

      ____________________________________________________

                       THE JEFFRIES GROUP
      _____________________________________________________
                   Certified Public Accountants
      _____________________________________________________

                       ACCOUNTANTS' REPORT

To the Shareholders
Halifax International, Inc.
Atlanta, Georgia

We have compiled the accompanying balance sheet of Halifax International, Inc., as of October 31, 1999 and the related statements of income and expense for the ten months then ended in accordance with the Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the management of Halifax International, Inc.

A compilation is limited to presenting in the form of financial statements information about the results of operations of the Company and does not include an expression of an opinion regarding the financial statements taken as a whole.

/s/ The Jeffries Group

The Jeffries Group
Certified Public Accountants

December 27, 1999


_____________________________________________________________________________
1277 Victor Road * Atlanta, Georgia * 30324 * 404-231-4353 * FAX 404-231-4338
_____________________________________________________________________________

                   HALIFAX INTERNATIONAL, INC.

                          Balance Sheet

                         October 31, 1999

                              ASSETS
                             -------

Current Assets
--------------
  Cash                                                   $          -

Other Assets
------------
  Deposits                                                      60,000
                                                         --------------
    Total Other Assets                                          60,000

        TOTAL ASSETS                                     $      60,000
                                                         ==============

               LIABILITIES AND STOCKHOLDERS' EQUITY
              --------------------------------------
Current Liabilities
-------------------
  Bank Overdraft                                               283,328
  Notes Payable                                              1,015,750
                                                         --------------
     Total Current Liabilities                           $   1,299,078

Stockholders' Equity
--------------------
  Common Stock - 20,000,000 shares authorized,           $   2,631,639
    7,161,421 issued and outstanding
  Retained earnings                                         (3,870,717)
                                                         --------------

     Total Stockholders' Equity                          $  (1,239,078)

        TOTAL LIABILITIES AND
         STOCKHOLDERS' EQUITY                            $      60,000
                                                         ==============

      See accompanying notes to these financial statements.

                   HALIFAX INTERNATIONAL, INC.
                 Statement of Income and Expense
            For the Ten Months Ended October 31, 1999
Income
------
  Fees                                                   $       -

Expenses
--------
  Automobile expenses                                          5,238
  Bank charges                                                 3,625
  Consulting fees                                            284,199
  Contributions                                                2,892
  Entertainment and promotion                                 27,293
  Insurance                                                    6,610
  Miscellaneous                                                1,599
  Professional fees                                           72,193
  Rent                                                        22,141
  Telephone                                                    8,001
  Travel                                                      23,147
                                                        -------------
     Total Expenses                                          456,938

  Net Income from Operations                            $   (456,938)
  --------------------------

Other Income and Expense
------------------------
 Gain (Loss) on Contracts                                 (1,338,330)
                                                        -------------
     Net Income                                         $ (1,795,268)
     ----------                                         =============


       See accompanying notes to these financial statements

                   HALIFAX INTERNATIONAL, INC.

                  Statement of Retained Earnings

            For the Ten Months Ended October 31, 1999



Retained Earnings - January 1, 1999                $(2,075,449)
------------------------------------

Net Income                                          (1,795,268)
----------                                         ------------

Retained Earnings - October 31, 1999               $(3,870,717
------------------------------------               ============

      See accompanying notes to these financial statements.
                                4

                   HALIFAX INTERNATIONAL, INC.

                     Statement of Cash Flows

             For the Ten Months Ended October 31,1999


Cash Flows From Operating Activities
------------------------------------
  Net Income                                                 $ (1,795,268)
   Changes in:
     Accounts Receivable                                          290,200
                                                             --------------
       Net cash used by operating activities                   (1,505,068)

Cash Flows From Investing Activities
-------------------------------------
  Disposal of Palau Contract                                      938,330


Cash Flows From Financing Activities
------------------------------------
 Issuance of promissory notes                                      32,000
 Issuance of Common Stock                                         466,805
 Acquisition of Common Stock                                     (125,000)
                                                            --------------
   Net cash provided by financing activities                      373,805

     Net Increase In Cash                                        (192,933)

Cash - Beginning of Perio                                         (90,395)
-------------------------                                   --------------
Cash-  End of Period                                        $    (238,328)
--------------------                                        ==============

      See accompanying notes to these financial statements.

                   HALIFAX INTERNATIONAL, INC.

                Schedule of Stockholders' Equity
   From September 25, 1995 (Inception) through October 31, 1999

                                  Common Stock       Retained    Stockholders'
                              Shares         Amount  Earnings    Equity
                            ------------ ----------- ----------- ------------
Founders' Stock, 9/25/95      6,000,000          -

Issuance of Common Stock      1,000,000  $  100,000
(investor group)
                            ------------ -----------
Balance 12/31/95              7,000,000     100,000  $       -  $         -

Issuance of Common Stock        754,500     754,500

Services                        672,500

Net income                                             (734,591)
                           ------------ ----------- ------------ ------------
Balance, 12/31/96             8,427,000 $   854,500 $  (734,591) $   119,909

Issuance of Common Stock        444,900     444,900

Services                        285,500

Net Income                                             (435,353)
                            ------------ ----------- ------------ ------------
Balance, 12/31/97             9,157,400  $1,299,400  $(1,169,944) $  129,456

Issuance of Common Stock      1,064,990     990,434

Services                        605,832

Net Income                                             (905,505)
                            ------------ ----------- ------------ ------------
Balance, 12/31/98            10,828,222  $2,289,834  $(2,075,449) $  214,385

Reverse stock split (2:1)
 2/26/99                     (5,414,111)

Issuance of Common Stock
 and Cash                     1,022,500    (125,000)

Issuance of Common Stock        510,200     466,805

Services                        214,610

Net Income                                            (1,795,268)
                            ------------ ----------- ------------ ------------
Balance at 10/31/99           7,161,421  $2,631,639  $(3,870,717) $(1,239,078)


      See accompanying notes to these financial statements.
                                6

                   HALIFAX INTERNATIONAL, INC.

                  Notes to Financial Statements

                         October 31, 1999

NOTE 1 - UNAUDITED INFORMATION

The information furnished herein was taken from the books and records of the Company without audit. However, such information reflects all adjustments that are, in the opinion of management, necessary to properly reflect the results of the interim period presented. The information presented is not necessarily indicative of the results from operations expected for the full fiscal year. The Company has elected to omit substantially all footnotes to the financial statements for the ten months ended October 31, 1999.

NOTE 2 - PLAN OF REORGANIZATION AND ACQUISITION

On February 28, 1999, Halifax International, Inc. (formerly Silver Strike Mining Company, the "Company") acquired Christopher Partners, Inc. through the issuance of 5,414,111 shares of common stock. Shareholders of Silver Strike Mining Company received a total of 1,022,500 shares of Halifax International, Inc. common stock and $125,000. The Company also authorized a name change to Halifax International, Inc. upon the effective date of the merger. This merger is treated as a reverse acquisition and, therefore, all historical (December 31,1998) information is that of the accounting survivor Christopher Partners, inc.

NOTE 3 - CONSOLIDATION POLICY

These consolidated financial statements include the books of Halifax International, Inc. (formerly Silver Strike Mining Company) and its wholly owned subsidiary Christopher Partners, Inc. All intercompany transactions and accounts have been eliminated.

NOTE 4- RELATED PARTY TRANSACTIONS

Fees and expenses paid to related parties (officers and shareholders) for the ten months ended October 31, 1999 consisted of the following:

     Payee                       Amount
     ------                      ---------
Victor J. Hinojosa               $ 169,876
Philip E. Lundquist                 90,584
Lundquist Advisory Corporation         350
                                 ---------
     Total                       $ 260,810

                   Halifax International, Inc.
         (formerly known as Silver Strike Mining Company)

                       Financial Statements

          February 28, 1999, December 31, 1998 and 1997

                         C O N T E N T S


Independent Auditors' Report.............................................. 3

Balance Sheets ............................................................4

Statements of Operations ..................................................5

Statements of Stockholders' Equity ........................................6

Statements of Cash Flows ................................................. 8

Notes to the Financial Statements ........................................ 9

                   CROUCH,  BIERWOLF & CHISHOLM
                   Certified Public Accountants
                   50 West Broadway, Suite 1130
                    Salt Lake City, Utah 84101
                      Office (801) 363-1175
                        Fax (801) 363-0615


                   INDEPENDENT AUDITOR'S REPORT


To the Board of Directors and Stockholders of Halifax International, Inc.

We have audited the accompanying balance sheets of Halifax International, Inc. (a development stage company) as of February 28, 1999, December 31, 1998 and 1997 and the related statements of operations, stockholders' equity and cash flows for the two months ended February 28, 1999 and for the years ended December 31, 1998, 1997 and 1996 and from inception on April 29, 1981 through February 28, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statement are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also included assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Halifax International, Inc. (a development stage company) as of February 28, 1999, December 31, 1998 and 1997 and the results of its operations and cash flows for the two months ended February 28, 1999 and for the years ended December 31, 1998, 1997 and 1996 and from inception on April 29, 1981 through February 28, 1999 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has suffered recurring losses from operations which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

CROUCH, BIERWOLF & CHISHOLM

/s/ Crouch, Bierwolf & Chisholm

Salt Lake City, Utah
March 26, 1999

                   Halifax International, Inc.
                  (A Development Stage Company)
                          Balance Sheets


                              ASSETS


                                       February 28,        December 31,
                                           1999         1998         1997
                                      ------------- ------------ -------------
Mining Claims (Note 1)                $          -  $         -  $          -
                                      ------------- ------------ -------------
     TOTAL  ASSETS                    $          -  $         -  $          -
                                      ============= ============ =============

               LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts payable (Note 6)             $     76,567  $    75,864  $     71,880
Accounts payable - related party
  (Note 4)                                       -            -        10,000
                                      ------------- ------------ -------------
     Total Liabilities                      76,567       75,864        81,880
                                      ------------- ------------ -------------
STOCKHOLDERS' EQUITY

Common stock, $.001 par value;
  20,000,000 shares authorized;
  1,022,500 shares issued and
  outstanding                                1,023        1,023         1,023

Additional paid-in capital                 470,724      470,724       460,493

Deficit Accumulated during the
 development stage                        (548,314)    (547,611)     (543,396)
                                      ------------- ------------ -------------
    Total Stockholders' Equity             (76,567)     (75,864)      (81,880)
                                      ------------- ------------ -------------
     TOTAL LIABILITIES AND
      STOCKHOLDERS' EQUITY            $         -   $        -              -
                                      ============= ============ =============

The accompanying notes are an integral part of these financial statements.

                   Halifax International, Inc.
                  (A Development Stage Company)
                     Statements of Operations


                                  Two                                                     From
                                  months               For the Years Ended             Inception on
                                  ended                       December 31,             April 29, 1981
                               February 28,  ----------------------------------------- to February 28,
                                   1999           1998        1997           1996          1999
                               ------------- ------------- ------------- ------------- -------------
REVENUES                       $          -  $          -  $          -  $          -  $          -
                               ------------- ------------- ------------- ------------- -------------
EXPENSES

  General & Administrative,               -             -        29,731        10,000        40,232
  Loss on Discontinued
   Operations                             -             -             -             -       473,662
                               ------------- ------------- ------------- ------------- -------------
    TOTAL EXPENSES                        -             -        29,731        10,000       513,894
                               ------------- ------------- ------------- ------------- -------------
OPERATING LOSS                            -             -       (29,731)      (10,000)     (513,894)

OTHER EXPENSES

    Interest Expense                   (703)       (4,215)       (4,215)       (4,215)      (34,420)
                               ------------- ------------- ------------- ------------- -------------
NET LOSS                       $       (703) $     (4,215) $    (33,946) $    (14,215) $   (548,314)
                               ============= ============= ============= ============= =============
LOSS PER SHARE                 $      (.001) $     (0.004) $     (0.035) $     (0.016) $     (0.647)
                               ============= ============= ============= ============= =============
WEIGHTED AVERAGE SHARES
 OUTSTANDING                      1,022,500     1,022,500       962,420       901,676       847,098
                               ============= ============= ============= ============= =============

   The accompanying notes are an integral part of these financial statements

                                      -5-

                          Halifax International, Inc.
                         (A Development Stage Company)
                       Statements of Stockholders' Equity
           From Inception on April 29, 1981 through February 28, 1999

                                                                                          Deficit
                                                                                          Accumulated
                                                         Common Stock        Additional   During the
                                                ---------------------------  Paid-In      Development
                                                    Shares        Amount     Capital      Stage
                                                ------------- ------------- ------------- -------------
Issuance of shares for cash                          250,000  $        250  $     49,750  $          -

Issuance of shares for mining claims                 250,000           250        49,750             -

Issuance of common stock to the public
  for $.25 per share                                 100,000           100        99,900             -

Net (loss) from inception to December 31, 1981             -             -             -           (600)

Net (loss) for the year ended December 31, 1982            -             -             -        (63,030)

Issuance of common stock for services                 53,500            54        53,447             -

Net (loss) for the year ended December 31, 1983            -             -             -       (140,198)

Issuance of common stock to the public for
  $.25 per share                                     100,000           100        99,900             -

Net (loss) for the year ended December 31, 1984            -             -             -        (48,453)

Net (loss) for the year ended December 31, 1985            -             -             -        (62,661)

Net (loss) for the year ended December 31, 1986            -             -             -         (2,193)

Net (loss) for the year ended December 31, 1987            -             -             -           (231)

Stock dividend issued                                 12,511            13         2,488         (2,502)

Stock issued for services                             98,165            98        37,916              -

Stock issued for cash at $.25 per share               37,500            37        37,463              -

Net (loss) for the year ended December 31, 1988            -             -             -        (39,998)

Net (loss) for the year ended December 31, 1989            -             -             -           (381)

Net (loss) for the year ended December 31, 1990            -             -             -       (113,594)

Net (loss) for the year ended December 31, 1991            -             -             -         (4,215)

Net (loss) for the year ended December 31, 1992            -             -             -         (4,125)

Net (loss) for the year ended  December 31, 1993           -             -             -         (4,125)
                                                ------------- ------------- ------------- --------------
Balance - December 31, 1993                          901,676           902       430,614       (486,306)

Net (loss) for the year ended December 31, 1994            -             -             -         (4,714)
                                                ------------- ------------- ------------- --------------
Balance - December 31, 1994                          901,676           902       430,614       (491,020)

Net (loss) for the year ended December 31, 1995            -             -             -         (4,215)
                                                ------------- ------------- ------------- --------------
Balance - December 31, 1995                          901,676           902       430,614       (495,235)

Net (loss) for the year ended December 31, 1996            -             -             -        (14,215)
                                                ------------- ------------- ------------- --------------
Balance - December 31, 1996                          901,676           902       430,614       (509,450)

Issuance of common stock for services                120,824           121        29,879              -

Net (loss) for the year ended December 31, 1997            -             -             -        (33,946)
                                                ------------- ------------- ------------- --------------

   The accompanying notes are an integral part of these financial statements.
                                      -6-

                          Halifax International, Inc.
                         (A Development Stage Company)
                       Statements of Stockholders' Equity
           From Inception on April 29, 1981 through February 28, 1999
                                  (Continued)

                                                                                          Deficit
                                                                                          Accumulated
                                                         Common Stock        Additional   During the
                                                ---------------------------  Paid-In      Development
                                                    Shares        Amount     Capital      Stage
                                                ------------- ------------- ------------- -------------
Balance - December 31, 1997                        1,022,500         1,023       460,493      (543,396)

Forgiveness of Debt by Shareholders                        -             -        10,231             -

Net (loss) for the year ended December 31, 1998            -             -             -        (4,215)
                                                ------------- ------------- ------------- -------------
Balance - December 31, 1998                        1,022,500         1,023       470,724      (547,611)

Net (loss) for the two month period ended
 February 28, 1999                                         -             -             -          (703)
                                                ------------- ------------- ------------- -------------
Balance - February 28, 1999                        1,022,500  $      1,023  $    470,724  $   (548,314)
                                                ============= ============= ============= =============

   The accompanying notes are an integral part of these financial statements.

                                      -7-

                          Halifax International, Inc.
                         (A Development Stage Company)
                            Statements of Cash Flows

                                                                                           From
                                                                                       Inception on
                                For the two            For the years ended             April 29, 1981
                               months ended                December 31,                  Through
                               February 28,  -----------------------------------------   February 28,
                                   1999           1998        1997           1996          1999
                               ------------- ------------- ------------- ------------- --------------
Cash Flows From Operating
 Activities

  Net loss                     $       (703) $     (4,215) $    (33,946) $    (14,215) $    (548,314)
  Less non-cash items:
   Depreciation & amortization            -             -             -             -        104,040
   Increase (decrease) in
      accounts payable                  703        (6,016)        3,946        14,215         76,567
   Stock issued for services              -             -        30,000             -        124,016
                               ------------- ------------- ------------- ------------- --------------
     Net Cash Provided (Used)
     by Operating Activities              -       (10,231)            -             -       (243,691)
                               ------------- ------------- ------------- ------------- --------------
Cash Flows from Investing
 Activities

  Cash paid for purchase of
     assets                               -             -             -             -        (48,456)
  Cash paid for organization
     costs                                -             -             -             -         (5,584)
                               ------------- ------------- ------------- ------------- --------------
     Net Cash Provided (Used)
      by Investing Activities             -             -             -             -        (54,040)
                               ------------- ------------- ------------- ------------- --------------
Cash Flows from Financing
  Activities

  Issuance of common stock                -             -             -             -        287,500
  Forgiveness of debt by
   shareholders                           -        10,231             -             -         10,231
                               ------------- ------------- ------------- ------------- --------------
     Net Cash Provided (Used)
      by Financing Activities             -        10,231             -             -        297,731
                               ------------- ------------- ------------- ------------- --------------
    Increase in Cash                      -             -             -             -             -
                               ------------- ------------- ------------- ------------- --------------
Cash and Cash Equivalents at
 Beginning of Period                      -             -             -             -             -
                               ------------- ------------- ------------- ------------- --------------
Cash and Cash Equivalents at
 End of Period                 $          -  $          -  $          -  $          -  $          -
                               ============= ============= ============= ============= ==============
Supplemental Non-Cash Financing
 Transactions:

  Stock issued for mining
   claims                      $          -  $          -  $          -  $          -  $     50,000

Cash paid for:
  Interest                     $          -  $          -  $          -  $          -  $          -
  Income taxes                 $          -  $          -  $          -  $          -  $          -

   The accompanying notes are an integral part of these financial statements.

                                      -8-

                   Halifax International, Inc.
                  (A Development Stage Company)
                Notes to the Financial Statements
          February 28, 1999, December 31, 1998 and 1997

NOTE 1 - Summary Of Significant Accounting Policies

    a.    Organization

        Halifax International, Inc. (the Company), an Idaho corporation, was incorporated on April 29, 1981 as Silver Strike Mining Company, for the purpose of engaging in various mining activities. Prior to incorporating, the Company was a partnership engaging in a joint venture mining operation in Blaine County, Idaho. The Company developed their claims through 1988 and then lost the claims due to non payment of the renewal fees. The Company has been inactive since that time and is in the development stage. On February 12, 1999 the Company changed the name of the Company to Halifax International, Inc.

    b.    Recognition of Revenue

        The Company recognizes income and expense on the accrual basis of accounting.

    c.    Earnings (Loss) Per Share

        The computation of earnings per share of common stock is based on the weighted average number of shares outstanding at the date of the financial statements.

    d.    Cash and Cash Equivalents

        The company considers all highly liquid investments with maturities of three months or less to be cash equivalents.

    e.    Provision for Income Taxes

        No provision for income taxes have been recorded due to net operating loss carryforwards totalling approximately $484,684 that will be offset against future taxable income. These NOL carryforwards began to expire in the year 1997. No tax benefit has been reported in the financial statements because the Company believes there is a 50% or greater chance the carryforward will expire unused.

        Deferred tax asset and the valuation account is as follows at February 28, 1999 December 31, 1998 and 1997:

                                       February 28,        December 31,
                                           1999         1998          1997
                                       ------------ ------------ ------------
    Deferred tax asset:
        NOL carryforward               $   164,793      164,554  $    184,551

        Valuation allowance               (164,793)    (164,554)     (184,551)
                                       ------------ ------------ -------------
                                       $         -  $         -  $         -

                                       ============ ============ =============

                   Halifax International, Inc.
                  (A Development Stage Company)
                Notes to the Financial Statements
          February 28, 1999, December 31, 1998 and 1997


NOTE 1 - Summary Of Significant Accounting Policies (continued)

    f.  Use of estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - Going Concern

        The accompanying financial statements have been prepared assuming that the company will continue as a going concern. The company has no assets and has had recurring operating losses for the past several years and is dependent upon financing to continue operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. It is management's plan to find an operating company to merge with, thus creating necessary operating revenue.

NOTE 3 - Capitalization

        In 1981, the Company issued 500,000 shares of common stock for all the assets and liabilities of the Silver Strike Mining Company Partnership. The assets consisted of $50,000 cash, mining claims and lease options. The value of this issuance was $100,000.

        In 1981, the Company completed a public offering of 100,000 shares of its previously authorized, but unissued common stock. An offering price of $1.00 per share of common stock was determined by the Company. The gross proceeds to the Company from the offering was $100,000.

        In 1983 and 1984, the Company issued 53,500 shares of stock for services valued at $53,500.

        Also in 1983 and 1984 the Company completed its second public offering of 100,000 shares at $1.00 per share. Gross proceeds received was $100,000.

        In 1988, the Company issued 98,165 shares of stock to creditors and officers of the Company in satisfaction for liabilities due in the amount of $38,014. A stock dividend was also authorized, issuing 12,511 shares, and 37,500 shares were issued for cash of $37,500.

        In 1997, the Company issued 120,824 shares of stock for legal and professional services valued at $30,000.

                   Halifax International, Inc.
                  (A Development Stage Company)
                Notes to the Financial Statements
          February 28, 1999, December 31, 1998 and 1997



NOTE 4 - Related Party Transactions

        The Company rented various mining equipment from Sun Valley Lead-Silver Mines Inc. (Sun Valley), during their operations in the 1980's. Some Company officers were also officers in Sun Valley. The debt was eventually paid with 32,500 shares of the company. No debt currently exists for this related party.

        During 1996 the Company had $10,000 of legal fees paid for it by a majority shareholder. The balance is non-interest bearing and the Company intended to repay the balance within one year. During 1998 the debt was forgiven by the majority shareholder. The forgiveness was classified as a capital contribution.

        During 1998, a shareholder paid a debt owed by the company in the amount of $231. The payment was classified as a capital contribution.

NOTE 5 - Development Stage Company

        The Company is a development stage company as defined in Financial Accounting Standards Board Statement No. 7. It is concentrating substantially all of its efforts in raising capital and searching for a business operation with which to merge, or assets to acquire, in order to generate significant operations.

NOTE 6 - Commitments and Contingencies

        On December 3, 1990, a judgement was entered against the Company to pay an individual the sum of $42,146 for non payment of a note payable. Reasonable attorney fees and court costs were included. The judgement also included interest to be paid at the highest legal rate until the judgement is satisfied. The accrued interest and the judgement liability are included in accounts payable at each period presented. The judgment is contested by the Company.

NOTE 7 - Reverse Stock Split

        On December 22, 1995, the board of directors authorized a one for four reverse stock split. These financial statements have been retroactively restated to reflect the reverse split.

NOTE 8 - Change in Par Value and Authorized Shares

        In 1996, the Company changed the par value of its common stock from $0.05 to $0.001. The change has been shown retroactively in the financial statements.

NOTE 9 - Prior Period Adjustment

        Common stock shares issued and outstanding have been retroactively restated to account for an additional 22,500 shares issued in a prior period.

                    CHRISTOPHER PARTNERS, INC.

                         FINANCIAL REPORT

                        DECEMBER 31, 1998


                        TABLE OF CONTENTS
                       ------------------
                                                      Page
                                                      ----


Independent Auditors' Report                             1

Balance Sheet                                            2

Statement of Income and Expense and Retained Earnings    3

Statement of Cash Flows                                  4

Notes to Financial Statements                            5

                     Supplemental Information
                   --------------------------

Schedule of Stockholders' Equity                         7

          _____________________________________________

                       THE JEFFRIES GROUP
          _____________________________________________

                   Certified Public Accountants
          ______________________________________________



                   INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders
Christopher Partners, Inc.
Atlanta, Georgia

We have audited the accompanying balance sheets of Christopher Partners Inc. (a Georgia corporation) as of December 31, 1998 and the related statements of income, retained earnings and cash flows for the twelve months then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements based on our audits.

We have conducted our audits in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall consolidated financial statement presentation. We believe that out audit provide a reasonable basis for our opinion,

In our opinion, the financial statements referred to above present fairly in all material respects the financial position of Christopher Partners, Inc. as of December 31, 1998 and the results of their operations and their cash flows for the twelve months then ended in conformity with generally accepted accounting principles consistently applied.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information included in the report is presented for the purpose of additional analysis and is not a required part of the basic financial statements of Christopher Partners, Inc. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in out opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ The Jeffries Group

THE JEFFRIES GROUP
Certified Public Accountants
Atlanta, Georgia
March 20, 1999

_____________________________________________________________________________
1277 Victor Road * Atlanta, Georgia * 30324 * 404-231-4353 * FAX 404-231-4338
_____________________________________________________________________________

                   CHRISTOPHER PARTNERS, INC.

                          Balance Sheet

                        December 31, 1998

                              ASSETS
                             -------

Current Assets
--------------
  Cash                                                   $          -
  Accounts Receivable                                          590,200
                                                         --------------
    Total Current Assets                                       590,200

Other Assets
------------
  Investment in Palau Contract                                 644,830
  Deposits                                                      85,000
                                                         --------------
    Total Other Assets                                         729,830

        TOTAL ASSETS                                     $  1,320, 030
                                                         ==============

               LIABILITIES AND STOCKHOLDERS' EQUITY
              --------------------------------------

Current Liabilities
-------------------
  Bank Overdraft                                               104,895
  Notes Payable                                              1,000,750
                                                         --------------
     Total Current Liabilities                           $   1,105,645

Stockholders' Equity
--------------------
  Common Stock - 50,000,000 shares authorized,           $   2,289,834
   10,878,222 issued and outstanding
  Retained earnings                                         (2,075,449)
                                                         --------------
     Total Stockholders' Equity                          $     214,385

        TOTAL LIABILITIES AND
         STOCKHOLDERS' EQUITY                            $   1,320,030
                                                         =============

 The accompanying notes are an integral part of these financial statements.

                   CHRISTOPHER PARTNERS, INC.
      Statement of Income and Expense and Retained Earnings
              For the a Year Ended December 31, 1998
Income
------
  Fees                                                   $       -

Expenses
--------
  Automobile expenses                                         10,155
  Bank charges                                                 5,641
  Commission                                                     550
  Consulting fees                                            487,625
  Contributions                                                3,391
  Entertainment and promotion                                 15,333
  Insurance                                                    1,000
  Licensing                                                      190
  Miscellaneous                                                2,949
  Postage                                                         62
  Professional fees                                          130,172
  Rent                                                        44,755
  Subscriptions                                                  181
  Telephone                                                   58,217
  Travel                                                     145,284
                                                        -------------
     Total Expenses                                          905,505

  Net Income                                            $   (905,505)
  ----------                                            =============

  Retained Earnings - January 1, 1998                     (1,169,944)
  -----------------------------------

  Retained Earnings --December 31, 1998                 $ (2,075,449)
  -------------------------------------                 =============

The accompanying notes are an integral part of these financial statements.
                                3

                   CHRISTOPHER PARTNERS, INC.

                     Statement of Cash Flows

           For the Twelve Months Ended December 31,1998

Cash Flows From Operating Activities
------------------------------------
  Net Income                                                 $    (905,505)
   Adjustments to reconcile net income to cash flows
      from operating activities
    Increase in accounts receivable                               (450,000)
    Increase in deposits                                           (25,000)
                                                             --------------
   Net cash used by operating activities                        (1,380,505)

Cash Flows From Financing Activities
------------------------------------
 Issuance of promissory notes                                      479,750
 Issuance of Common Stock                                          964,434
                                                             --------------
   Net cash used by financing activities                         1,444,184

Cash Flows From Investing Activities
-------------------------------------
  Investment in contract                                          (189,397)
                                                             --------------
  Net cash used by investing activities                           (189,397)

     Net Increase In Cash                                         (125,718)

Cash - Beginning of Period                                          20,823
--------------------------                                   --------------
Cash-  End of Period                                         $    (104,895)
--------------------                                         ==============

The accompanying notes are an integral part of these financial statements.
                                 4

                    CHRISTOPHER PARTNERS, INC.

                  Notes to Financial Statements

          For the Twelve Months Ended December 31, 1998


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization and Operations
-------------------------------------

The Company is a Georgia corporation that was formed in January, 1996 as a holding company to acquire Modulex, Inc. in Quebec City, Canada. Modulex, Inc. is a manufacturer of pre-engineered homes.

Palau Engineering and Construction, Ltd., a wholly-owned subsidiary, has entered into a contract for the design and development of a resort property on the Pacific island of Palau.

Method of Accounting
--------------------

The financial statements are prepared using the accrual basis of accounting. The preparation of these financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Accounts Receivable
-------------------

No allowance for doubtful accounts has been provided. Management has evaluated the accounts and believes that all accounts are fully collectible.

Investment in Contract
----------------------

The Company's investment in a contract is recorded at cost. Contract costs include all direct travel, entertainment, architectural and professional fees related to the development and acquisition of the contract.

2. INVESTMENT IN CONTRACT
-------------------------

Palau Engineering and Construction, Ltd., a wholly-owned subsidiary, has entered into a contract for the design and development of a resort property on the Pacific island of Palau.

                    CHRISTOPHER PARTNERS, INC.

                  Schedule Stockholders' Equity
  From September 25, 1995 (Inception) through December 31, 1998

                                  Common Stock       Retained    Stockholders'
                              Shares         Amount  Earnings    Equity
                            ------------ ----------- ----------- ------------
Founders' Stock, 9/25/95      6,000,000          -

Issuance of Common Stock      1,000,000  $  100,000
(investor group)
                            ------------ -----------
Balance 12/31/95              7,000,000     100,000  $       -  $         -

Issuance of Common Stock        754,600     754,500

Services                        672,500

Net income                                             (734,591)
                           ------------ ----------- ------------ ------------
Balance, 12/31/96             8,427,000     854,500    (734,591)     119,909

Issuance of Common Stock        444,900     444,900

Services                        285,500

Net Income                                             (435,353)
                            ------------ ----------- ----------- ------------
Balance, 12/31/97             9,157,400   1,299,400  (1,169,944)     129,456

Issuance of Common Stock      1,092,990     990,434

Services                        627,832

Net Income                                             (905,505)
                            ------------ ----------- ----------- ------------
Balance, 12/31/98            10,878,222  $2,289,834 $(2,075,449) $   214,385
                            ============ =========== =========== ============

See independent auditors' report on this supplemental information.
                                 7

                             PART III

               INDEX TO AND DESCRIPTION OF EXHIBITS

Exhibits

    Exhibit Number    Description
    --------------    ------------

        2.1           Articles of Incorporation of Silver Strike Mining
                      Company, Inc.

        2.2 Certificate of Amendment to the Articles of Incorporation filed July 8, 1996.

        2.3           Articles of Merger filed July 18, 1996

        2.4 Certificate of Amendment to Articles of Incorporation filed July 23, 1998.

        2.5 Certificate of Amendment to Articles of Incorporation filed February 12, 1999.

        2.6           Articles of Share Exchange filed February 26, 1999.

        2.7           Amended and Restated Bylaws of Halifax International,
                      Inc.

        8.1 Agreement and Plan of Reorganization between Silver Strike Nevada (Halifax International, Inc.) and Christopher Partners, Inc., dated January 29, 1999.

        10.1 Letter of Agreement from Crouch. Bierwolf & Chisholm, Dated January 11, 2000

        27            Financial Data Schedule

                            SIGNATURES

    In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, who is duly authorized.



     January 8, 2000
Date_________________________


                            HALIFAX INTERNATIONAL, INC.


                                  /s/ Victor Hinojosa
                            By: ________________________________
                                  Victor Hinojosa, President